Exhibit 99.1

Silicon Motion Announces Launch of Three New SSD Controllers Optimized for Managing MLC NAND Flash

Taipei, Taiwan, June 23, 2008 – Silicon Motion Technology Corporation (NASDAQ: SIMO; “the Company”), a leading fabless semiconductor company that designs, develops and markets semiconductor solutions for multimedia consumer electronics, today announced the launch of three new SSD (Solid State Drive1) controllers: SM2231 (PATA2; 2-chanel), SM2233 (PATA; 4-channel), SM2240 (SATA3; 4-channel) that can deliver high performance, superior endurance, and optimized reliability for MLC4 NAND flash-based solutions targeting low cost notebook PCs, ultra mobile PCs, and mainstream notebook PCs.

With Silicon Motion’s innovative Global Wear Leveling technology, SM2231, SM2233, and SM2240 can manage all NAND components as one memory unit. The controllers can intelligently and seamlessly convert a logical block of stored data from the host to a physical block among all NAND components. The Company’s Global Wear Leveling technology significantly improves the endurance of MLC-based SSD devices.

“We are very excited about the launch of our next generation SSD controllers,” said Wallace Kou, CEO of Silicon Motion. “Most of the current generation of SSDs are based on SLC5 NAND, a type of NAND that is about twice the cost of MLC NAND. We do not believe SSDs will become mainstream applications until they use MLC NAND, because only through the use of MLC NAND will SSD OEMs be able to quickly and significantly reduce the cost of SSDs and accelerate market adoption of devices that use SSD. Although MLC NAND flash has been available on the market for some time now, MLC based SSDs have not been available commercially because they required significantly more sophisticated controllers than SLC based SSDs to overcome the key challenges of using MLC NAND, which have primarily been issues relating to performance, endurance, and reliability. Our new SSD controllers overcome the key challenges of using MLC NAND, and we believe our solutions will become an important enabler of MLC-based SSD applications.”

“We are already a market leader in the SSD controller market, especially in the low cost notebook PC segment. We shipped almost 1 million units of SSD controllers in 1Q’08, which is more than any other company in the world. The vast majority of our SSD controllers sold in the first quarter were designed to manage SLC NAND. Our new SM2231, SM2233, and SM2240 controllers, on the other hand, are designed to support upcoming sub 50 nm MLC NAND. We have been designing NAND flash controller solutions for a decade and have the capabilities to extend our technological expertise to develop best-of-breed controllers for SSDs in support of the business initiatives of global SSD OEMs.”

SM2231, SM2233, and SM2240 implement advanced power safe protection functions to prevent data damage during unexpected device power surge, power drop, and power off. Our products also safely control critical pair-page problems relating to the management of MLC NAND flash to ensure the reliability of MLC-based SSD applications. Reliability is also further enhanced by innovative and effective algorithms in bit error handling and bad block management.

In addition, SM2233 (PATA interface) and SM2240 (SATA interface) support hybrid SSDs that use a combination of SLC and MLC NAND flash to minimize device cost and maximize endurance. SM2240, for example, can manage a 64GB SSD using 8GB of SLC and 56GB of MLC flash. We believe our innovative solution for managing SLC and MLC hybrid SSDs can help elevate MLC NAND to mainstream applications. Through sophisticated and innovative algorithms, the controller is able to analyze the incoming files from the host and intelligently move frequently accessed data to SLC NAND and non-frequently accessed data to MLC NAND. With this innovative hybrid architecture, the SSD system cost is significantly reduced to a level comparable to a pure MLC-based SSD, while endurance is significantly enhanced and comparable to a pure SLC-based SSD.

Silicon Motion believes SM2231, SM2233, and SM2240 offer best-in-class performance and are ideal solutions for 2-channel and 4-channel SSDs. The targeted applications for these new SSD controllers include low cost notebook PCs, ultra-mobile PCs, and mainstream notebook PCs . The specifications for SM2231, SM2233, and SM2240 are as following:

	SM2231	SM2233	SM2240
Host Standards	PATA	PATA	SATA II
Flash Interface	2-channel; 8CE/ch	4-channel; 16CE/ch	4-channel; 16CE/ch
Performance	Read:50MB/s; Write:45MB/s	Read:100MB/s; Write:80MB/s	Read:110MB/s; Write:80MB/s
ECC Support	24bit per 1KB ECC	8bit per 512B ECC	8bit per 512B ECC
Package	TQFP-128	BGA-144	TQFP-128

Engineering samples for SM2240 are currently available and samples for SM2231 and SM2233 will be available in July 2008. Silicon Motion expects to begin mass production of these three controllers in 4Q08.

1 SSD (Solid State Drive) – A data storage device that emulates a hard disk drive using semiconductor components as the storage media, commonly NAND flash, and therefore unlike a hard disk drive, does not have moving parts.

2 PATA (Parallel Advanced Technology Attachment) – A type of standard interface for connecting a storage device, such as a hard disk drive, SSD, or optical drive, inside a computer. PATA is also known as IDE (Integrated Drive Electronics), which was originally designed in the mid-1980s.

3 SATA (Serial Advanced Technology Attachment) – A type of standard interface for connecting a storage device inside a computer. SATA is a successor standard interface to PATA and enables data transfer over a high-speed serial cable.

4 MLC (Multi-level Cell) – A type of NAND flash that involves the technologies that the storage of more than one bit of data per cell.

5 SLC (Single-level Cell) – A type of NAND flash that involves the technologies that the storage of one bit of data per cell.

About Silicon Motion:

Silicon Motion is an innovative technology company that designs, develops, and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 552 6988 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming

Christensen

Tel: +852 9212 0684

Email: tfleming@ChristensenIR.com